KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION & ANALYSIS

NINE MONTHS ENDED

SEPTEMBER 30, 2013

(Expressed in US Dollars unless otherwise indicated)

Kelso Technologies Inc.
Management Discussion and Analysis
Nine months ended September 30, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 2 of 18

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following management discussion and analysis (“MD&A”) of the operations and financial condition of Kelso Technologies Inc. (the “Company” or “Kelso”) provides an overview of significant developments that have affected the Company’s performance during the nine months ended September 30, 2013. It should be read in conjunction with the financial statements of the Company together with the related notes thereto for the nine months ended September 30, 2013.

The Company has changed its fiscal year end to December 31 effective December 31, 2012. In accordance with transition rules the nine month period ended September 30, 2013 have been prepared with the comparative period being the nine months ended August 31, 2012. The fiscal year end change has been implemented to better align the Company’s reporting periods with the business cycles of the railroad industry.

Reporting quarters are now March 31, June 30 and September 30. All future quarterly reports will be filed within 60 days of the quarter end in accordance with established regulatory policies and guidelines.

The interim financial statements referred to in this MD&A have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Effective August 31, 2011, the Company changed its functional and reporting currency to the US dollar. Accordingly, all amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

LEGAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities legislation that reflect the Company’s current expectations, forecasts and assumptions. Generally, forward looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words or phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward looking statements. These include but are not limited to the economic condition of the railroad industry, which is affected by numerous factors beyond the Company’s control including slow sales cycles, the existence of present and possible government regulation and competition.

The Company's products involve detailed proprietary and engineering knowledge and specific customer adoption criteria, hence factors that could cause actual results to be materially different include that product development may face unexpected delays; orders that are placed may be cancelled; anticipated customer order shipments may be rescheduled to future periods; product may not perform as well as expected; markets for various products may not develop as quickly as anticipated or at all; and operations may run into permit, labor or other problems.

Other factors include the uncertainty that profitable revenue levels can be achieved and sustained, general market circumstances could become unfavorable and there could be a need to continue to access additional development capital from internal or external sources to continue financially healthy business development operations.

Kelso Technologies Inc.
Management Discussion and Analysis
Nine months ended September 30, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 3 of 18

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are advised to consider such forward-looking statements in light of the risks set forth below. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Additional information about the Company and its business activities is available on SEDAR at www.sedar.com or the Company’s website at www.kelsotech.com.

DATE OF REPORT

November 12, 2013

HIGHLIGHTS OF THE THREE MONTHS ENDED SEPTEMBER 30, 2013

  Reported net income for the three months ended September 30, 2013 was $10,646 compared to a loss of $231,919 for the three months ended August 31, 2012.

  Revenue for the three months ended September 30, 2013 reached $3,555,829 compared to the three months ended August 31, 2012 of $1,292,871.

  Positive cash flow derived from operations (EBITDA) was $772,019 for the three months ended September 30, 2013.

  Reported net income of $10,646 included items not involving cash for amortization of $21,873 and recognition of share based payments (Black Scholes option pricing model) in the amount of $739,500 which estimates the dilutive effect of the grant of 870,000 incentive stock options during the period and vesting from the prior year.

  Business expenditures and financial results are in line with management’s expectations.

HIGHLIGHTS OF THE NINE MONTHS ENDED SEPTEMBER 30, 2013

  Reported net income for the nine months ended September 30, 2013 was $251,282 compared to a loss of $842,563 for the nine months ended August 31, 2012.

  Revenue for the nine months ended September 30, 2013 reached $8,230,031 compared to the nine months ended August 31, 2012 of $2,053,567.

  EBITDA reached $1,054,741 for the nine months ended September 30, 2013.

  Reported net income of $251,282 included items not involving cash for amortization of $59,703 and recognition of share based payments (Black Scholes option pricing model) in the amount of $743,756 which estimates the dilutive effect of incentive stock options granted during the period and vesting from the prior year.

  Business growth; product and market development progress; pre-sales strategic costs and; financial results are in line with management’s budgets and expectations.

  Average gross profit on sales was 36.3% for the nine months ended September 30, 2013.

  Cash on deposit at September 30, 2013 was $2,411,078.

  Working capital at September 30, 2013 remained healthy at $5,337,686.

Kelso Technologies Inc.
Management Discussion and Analysis
Nine months ended September 30, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 4 of 18

  Company remained free of interest-bearing long-term debt commitments.

  Net tangible assets grew to $5,867,697 at September 30, 2013 up from $4,036,440 at December 31, 2012.

CORPORATE OVERVIEW

Kelso is a railroad service equipment supplier that designs, produces and sells a new generation of proprietary tank car equipment used in the safe loading, unloading and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.

The Company offers a series of external constant force spring pressure relief valves (“EPRV”) for pressure management; a revolutionary new manway trademarked the “Kelso Klincher™” (“KKM”); and eduction tube (“ETS”) products that address the technical requirements of load and unload operations and the containment of hazardous commodities during transport. Products are proprietary and patent protected and designed for use on applications on railroad tank cars but can be modified for use in other markets such as trucking.

The Company’s common shares are publicly traded on the TSX Venture Exchange under the trading symbol - KLS and the OTCQX in the United States under the trading symbol KEOSF. The Company operates in combination with its wholly owned subsidiaries Kelso Technologies (USA) Inc and Kelso Innovative Solutions Inc.

In 1998 Kelso began researching, engineering and testing a new design for a proprietary externally mounted constant force spring pressure relief valve for pressure management of hazardous material being shipped via railroad in response to growing environmental and worker safety concerns.

Although a major innovation the main barriers in the early history of the advancement of product development was the lack of research and development partners within the railroad industry; inadequate financial capital; inability to meet minimum vendor status; inability to secure adequate product liability insurance and regulatory compliance all of which are required by the railroad industry.

Although railroad tank car manufacturers recognize that modern innovation is prudent they have restrictive financial budgets coupled with strict regulatory testing requirements that are time consuming, risky and contrary to their profit goals. Therefore many technology designs have not changed in decades even though environmental sensitivities, human safety issues and regulatory engineering problems continue to challenge the railroad industry. The railroad industry was then and now continues to remain slow to assess and adopt new innovative technologies.

However, despite the challenges and with the determination and perseverance of previous management the Company did complete industry testing of its EPRV designs with the assistance of some more adventurous hazardous material stakeholders. The EPRV design was successfully patented and approved for use in the United States and Canadian railroad industry.

Unfortunately management had severely underestimated the barriers to market entry and the considerable capital resources and production infrastructure required to enter the railroad market with a new technology. Eventually Kelso’s business stalled due to poor financial health; lack of access to development capital and minimal sales results. Kelso found itself financially insolvent and looking for a new management direction in early 2010.

Kelso Technologies Inc.
Management Discussion and Analysis
Nine months ended September 30, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 5 of 18

A new executive management team was recruited and appointed in April 2010 at which time a commercial business plan was established. In accordance with this strategic plan and completed over the past 32 months incoming management restructured share capital by way of a one new common share for seven old common shares; repaired Kelso’s business reputation; gained the confidence of the railroad and investment community; accessed new equity development capital; established a modern state-of-the-art production infrastructure; secured required regulatory approvals; secured product liability insurance; implemented educational marketing initiatives; and steadily grown sales and distribution of products to key North American rail tank car manufacturers and many retrofit/repair businesses.

Kelso continues to build a quality brand in the railroad industry based on its reputation to create, develop, engineer and reliably supply “best technology” product solutions that address the demanding technology criteria of our railroad customers. In less than three years Kelso has successfully gained the railroad industry’s confidence, approval and their willingness to adopt our products.

Since April 2010 Kelso has managed to build a successful multi-million dollar business. Customers’ product adoption rates should continue to grow based on the Company’s investments in research and development; additional products; marketing initiatives; modern state-of-the-art production infrastructure; and quality customer service.

BUSINESS MODEL

The business model of the Company is focused on the industrial design and engineering development of qualified commercial products based on our patents, proprietary rights and specific adoption criteria established by our clientele. The resulting products are marketed, produced and distributed to our OEM, repair and retrofit customers in the railroad industry.

Our primary goal is to build large profitable revenue streams from these products. Although there is no guarantee that the Company will be successful in achieving these objectives should they occur management plans to reinvest positive cash flows from operations into the expansion of our business capabilities to grow earnings to levels that will maintain financial health without further external funding; improve returns on investment; allow for the payment of dividends; and provide the basis for corporate value to increase on behalf of Kelso’s shareholders.

The relevance of Kelso’s products is opportune as the Company believes the railroad industry is entering a boom period due to the rapid growth of crude oil shipments in North America. This has increased the demand for rail tank cars in crude oil service. The Company believes that the railroad industry has not meaningfully re-engineered load/unload and containment systems for hazardous materials in over 70 years. The Company also believes that the social liabilities, environmental sensitivities and worker safety issues have increased government pressure and spurred new regulations in both Canada and the United States. This may prompt the transportation industry to adopt new technologies at a much quicker pace which would provide Kelso with a solid foundation on which to grow a sustainable, profitable business.

Management believes the key components of our business model include:

  Experienced executive management including the directors and officers of the Company.

  Focused strategic plans that are achievable, flexible and sustainable.

  Access to development capital (if required) through reputable public company governance.

  Corporate branding as a reliable supplier of high-quality railroad equipment.

  Exceptional customer service.

  Industrial engineering capability for product solutions based on customers’ specific criteria.

  Growth of a “new generation” of service equipment for tank cars through in-house product development.

Kelso Technologies Inc.
Management Discussion and Analysis
Nine months ended September 30, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 6 of 18

  Acquisition of new or established products that can grow new markets under our management.

  Marketing initiatives that promote awareness of our products being “best available technology”.

  Reliable order base from customers to fuel predictable profitable business growth.

  Production infrastructure and capacity that can supply demand.

Although still a small enterprise, Kelso believes that it is at the forefront of technology development for the railroad industry because it has successfully developed products using new technologies which are designed to address current industry and customer demand and replace products that are based on technology developed in some cases 80 years ago. Kelso’s business model is focused on becoming a leader in the design and supply of new technologies aimed at worker safety; and the safe handling and containment of hazardous materials in transportation systems.

KEY PRODUCTS

The Company currently offers approximately 34 products. The key products include 32 types of EPRV for pressure management applications; the KKM manway securement system and ETS products that address the technical requirements of load/unload operations and the containment of hazardous commodities during transport. Products are designed for use on railroad tank cars but can be modified for use in other markets such as trucking. The Company has patent protection for EPRV and KKM. In addition to current product offerings, Kelso is working on new products to add to the commercial product catalogue by incorporating customer feedback into product development decisions.

External Constant Force Spring Pressure Relief Valves (“EPRV”)

Over the past decade Kelso has been involved in the development, regulatory approvals, marketing and manufacture of EPRV that are designed for railroad tank cars that carry hazardous and non-hazardous commodities. The Company currently offers 32 versions of the EPRV in its product line, including a number of high-performance EPRV products. As required all EPRV products have received AAR approval based on service trials and physical testing. The Company believes that its series of EPRV products are “best available technology” products; proprietary to Kelso; and have a number of significant competitive advantages that include:

  High “barrier to entry” for competitors due to our patent rights and the years of testing required by the AAR to gain regulatory approvals.

  The only high flow valve in market that is totally external which limits exposure to chemicals or other corrosive commodities transported in the tank car.

  Technological improvement over older valve systems as it eliminates the helical coil spring, the internal valve stems and spring guide tube.

  Multiple springs that prevent disruptions that occur when single spring designs become inoperable due to spring failure.

  Increased valve reliability due to little or no contact with HAZMAT.

  Uses flat gasket seal: more tolerant to contamination.

  Low profile provides for better roll over safety

  External design allows complete inspection during loading.

Kelso Technologies Inc.
Management Discussion and Analysis
Nine months ended September 30, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 7 of 18

“Kelso Klincher®” Manway (“KKM”)

The Company holds the patent rights for a new manway technology trademarked as the “Kelso Klincher™”. The Company believes that the KKM is an important technology change for the railroad industry where the return on investment and arguments for customers’ adoption of the KKM are compelling. They include:

  One bolt-and-strap design eliminates eye-bolt problems and possible leaks due to crushed gaskets.

  Eliminates lid deformation and nozzle distortion due to the over-torque of eye-bolts.

  Eliminates relaxation of gaskets under eye-bolt location.

  Eliminates eye-bolt nuts loosening in transit due to vibration and improper cross-bolting technique – a violation subject to regulatory fines in excess of $5,000 per eye bolt.

  Standard AAR-approved gasket retention method with currently used hard and soft gaskets.

  ACME Thread on T-Bolt virtually eliminates loosening due to vibration.

  Rigid collar at top of nozzle reduces risk of nozzle or lid distortion.

  Much faster opening and closing operation with one bolt management system which will take the current industry open/close standard cycle time of 25-35 minutes to 5 minutes with the KKM.

  Uniform load on the gasket prolongs service life as evidenced in field service trial.

  Reduces possible release of hazardous commodity in a roll-over accident by moving threaded closing mechanism below the plane of the lid.

  Ease of operation with lightweight hinged lid.

  No eye-bolts to kick at tank car inspection.

Kelso Tiger Tube™ - Eduction Technology (“ETS”)

Our Kelso Tiger Tube™ ETS is a long-hose device used in the loading and unloading of highly corrosive chemicals from rail and road tank cars. It is constructed of specialty materials and has been specifically designed for the rigors of acid handling and transport.

PRODUCTION

Kelso operates two production facilities totaling 47,600 square feet in Bonham, Texas. The Company is fully qualified and certified to produce products for the railroad industry. It has been granted the required certifications including holding a Class D Registration and AAR M1003 Quality Assurance System Certification for its production facilities from the Association of American Railroads.

Location to supply chains and customers is a critical factor in our production strategy in order to reduce distribution costs of inbound components and shipping costs associated with outgoing finished products. Bonham, Texas is within approximately 250 miles of the Company’s main customers. Kelso controls engineering drawing/specifications, assembly, testing, certification and shipping processes for its products. Production output can be scaled upwards when required with minimal investment.

Kelso Technologies Inc.
Management Discussion and Analysis
Nine months ended September 30, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 8 of 18

Our policy is that all parts and workforce must be sourced in the United States or Canada when possible. The Company utilizes assembly production techniques to produce finished products. Cast and fabricated components of our products are being sourced from expert certified suppliers as AAR regulations require the Company’s principle suppliers to be certified by the Company as meeting AAR requirements through site visits and operational audits. One of the audit requirements of the AAR is that the suppliers must utilize modern equipment and their employees must have proper training certifications including certifications for welding. The Company believes that this production model minimizes expensive capital layouts for manufacturing equipment and certified human resource expertise which in turn reduces our overall financial risks due to fabrication and casting errors.

Cost control and minimization is paramount to the Company’s production strategy as is the plant location relative to customers to reduce distribution costs. The Company has engaged individuals with extensive production expertise with the overall goal of attaining economic, effective and efficient assembly operations. The Company’s internal audit requirements require that individuals performing critical operations for component parts must have demonstrated a five year minimum experience with similar production procedures.

The Company is currently in the pre-construction process of building a new 40,000 square foot facility in Bonham, Texas. It is scheduled to commence construction in early December 2013 and be completed in June 2014. Based on customer inputs and demand for products it is custom designed to produce high volumes of our EPRV, KKM, bottom outlet valves and several new products that are being developed. The new facility is designed to output approximately $50 million to $100 million in annual revenue once constructed. Should business opportunities expand beyond this target the facility can be expanded up to 110,000 square feet at the same location.

MARKETING

The Company’s marketing professionals work directly with users of our products and the businesses that build, retrofit and repair railroad and trucking rolling stock. There are two key market segments for our products. The largest and most demanding is the rail tank car manufacturers (“OEMs”) that produce new tank cars. The other is the railroad retrofit and repair market. Both market segments continue to be developed by Kelso but the main area of concentration are the OEMs which currently represent the majority of the revenue opportunities.

Management has established key strategic relationships with the Federal Railroad Administration of the United States (FRA), Transport Canada both of which have requested that the Company participate in and present at FRA and Transport Canada training seminars throughout North America.

Management is also a member of the AAR and management has established key strategic relationships with other influential members of the railroad community including the Railway Supply Institute (RSI) and the Chlorine Institute. The Company is well connected to the Safety and HAZMAT sections of the Class 1 railroads, such as BNSF Railway, CSX, Union Pacific Railroad, Canadian National Railway and Canadian Pacific Railway.

The Company has also implemented educational marketing initiatives whereby the Company sends representatives and speakers to industry seminars and trade shows and to customer sponsored training seminars specific to customer locations.

The Company believes that its marketing initiatives should deliver a steady flow of new orders from customers. Lead times from order point to delivery date can range from one to 36 months. The Company has set its future sales targets based on railroad industry input as follows: 2013 - $12,000,000; 2014 - $24,000,000; and 2015 - $36,000,000. However, there is no guarantee that the Company will be able to reach its future sales targets.

Kelso Technologies Inc.
Management Discussion and Analysis
Nine months ended September 30, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 9 of 18

PRODUCT DEVELOPMENT AND PATENTS

A key cornerstone of Kelso’s ability to sustain business growth lies in our ability to create new commercial products. Our research, development and engineering initiatives are conducted through our wholly owned subsidiary Kelso Innovative Solutions Inc (KIS).

KIS is dedicated to the creation of new patented products that better serve the modern challenges of the domestic and international markets for the transport of HAZMAT via rail and road. KIS works closely with HAZMAT stakeholders designing products that involve detailed proprietary and engineering knowledge and specific industry adoption criteria. Many of these new products have significant industrial market prospects. They are expected to be successfully developed, introduced and adopted commercially over the upcoming years.

However, there is not guarantee that such products will have significant market prospects or that they will be successfully developed, introduced and adopted commercially. The Company’s pressure relief valve for high-pressure tank cars (JS330) designed to carry liquefied compressed gas is currently in testing and applications have been made to AAR for service trials. The Company’s BOV, JS330 EPRV and vacuum relief valve (VRV) are currently in the prototype stage with an AAR applications expected to be filed in the first quarter of 2014 with service trials to begin shortly after approval of the applications.

Bottom Outlet Valve (“BOV”)

The Company has filed a patent application for a new bottom outlet valve (BOV) design for use on new rail tank cars and retrofits of existing rail tank cars. The new BOV involves detailed proprietary and engineering knowledge based on specific customer specifications and adoption criteria. Our new BOV design features several materials and mechanical engineering innovations that are intended to lead to a “best available technology” ranking for our new commercial BOV when it is released.

The patent was filed on June 3, 2013 under a “Non-Publication Request” which keeps the patent filing private until the patent is issued. We have done this for competitive reasons as keeping our invention out of the eyes of our competition until we launch the commercial product carries various market advantages for Kelso. Our competition will most likely become aware of our BOV as we go to service trial, however they will not have enough details on the design to allow them to try to circumvent our ideas. The final patent will probably take 2 years or more to be granted and carry a 17 year life starting from the date the patent is granted.

Our BOV will enter Association of American Railroads (AAR) authorized service trials shortly after AAR review. The BOV is designed to be used on general purpose rail tank cars such as those used in the transport of crude oil. The service trial for non-hazardous materials is expected to last one year. Service trial for hazardous materials is expected to last for two years.

High Pressure JS330 EPRV

Our new high pressure JS330 external constant-force spring pressure relief valve (EPRV) for “Pressure Tank Cars” pressure and flow tested and confirmed by an independent, AAR-approved engineering test facility in Nunn, Colorado as required by the railroad industry. We anticipate that the service trial will commence in early 2014 and be completed in two years.

Our JS330 is a derivative of our existing EPRV patent and meets the performance specifications and regulatory requirements for pressure tank cars. It is designed for demanding applications in the transport of pressurized commodities such as propane and anhydrous ammonia. A patent application is in process. Kelso has received an AAR application number for the valve.

Kelso Technologies Inc.
Management Discussion and Analysis
Nine months ended September 30, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 10 of 18

The JS330 will be offered in 225PSI, 247PSI, 280PSI and 330PSI ratings. It is suitable for applications in both the new tank car and retrofit/repair markets. We anticipate that we can service an additional 1,500 to 2,500 tank cars annually.

Vacuum Relief Valve (VRV)

The design development of our new VRV has been driven by customer demand for a better performance VRV due to high failure rates of current products in use. The VRV is currently in the design and prototype stage.

Kelso will apply to the AAR for an application number and service trial approval once design parameters have been reviewed by the AAR. We anticipate that a field service trial could commence in early 2014 and be completed in two years.

RESULTS OF OPERATIONS

The financial results for the three and nine months ended September 30, 2013 are indicative of a railroad service equipment supply company transitioning from a product development organization into a business enterprise that sells and distributes its patented service equipment for profit from a production infrastructure that can reliably supply service equipment to a heavily regulated railroad industry.

The growth in revenue; corresponding expenses and resulting earnings during the three and nine months ended September 30, 2013 reflect Kelso’s continuing success in the execution of its business plan. The steady growth of sales and distribution of its products to the larger OEM segment of the rail tank car industry began in April 2012.

Financial results reflect the revenue and related operational costs of marketing, producing and distributing its EPRV line as well as strategic costs and investments associated with future business growth.

In addition our strategic plan for commercialization requires Kelso to make considerable ongoing investments in the expansion of production capacity (including equipment, lease costs, training and qualifying human resources); railroad regulatory filings; liability insurance; expanded marketing initiatives; independent lab testing and outside specialized industrial engineering services; new patent applications; enhanced Tier 1 regulatory disclosure in Canada and the United States; more efficient accounting systems and controls; pre-sales production planning and tooling for our KKM and BOV and; the preliminary planning for the construction of a new 40,000 square foot production facility in Bonham, Texas scheduled to be finished in mid 2014 that will handle the production of our current and future product lines. The majority of these costs are written off in the period when they occur and reflect in the reported profitability of the Company in the period in which they were incurred.

Three months ended September 30, 2013

For the three months ended September 30, 2013, the Company reported net income of $10,646 ($0.00 per share) against revenue of $3,555,829 compared to a net loss of $231,991 ($0.01 per share) against revenue of $1,292,871 for the three months ended August 31, 2012. Financial results are in line with business development budgets established by management.

Positive cash flow from operations (EBITDA) for the three months ended September 30, 2013 was $772,019. In accordance with IFRS, reported income includes items and estimates not involving cash. Non-cash expense items affecting reported income include amortization of $21,873 and $739,500 in share based payments (Black-Scholes) estimating the dilutive effect of the grant of 870,000 incentive stock options during the three months ended September 30, 2013.

Kelso Technologies Inc.
Management Discussion and Analysis
Nine months ended September 30, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 11 of 18

Factors in the reported income for the three months ended September 30, 2013 include expenses of $54,435 (2012 - $35,483) related to the lease costs of production and headquarter facilities in Lisle, Illinois and Bonham, Texas; and on-going industrial product design and development costs of $55,918 (2012 - $57,508).

Other key costs include production infrastructure; human resource education; and marketing related expenses for products that have not yet seen sales results. The growth of business, human resources, marketing, sales and production operations for the three months ended September 30, 2013 reflects in administrative salaries and benefits costs of $70,441 (2012 - <$5,971>), executive management contract compensation of $139,212 (2012 - $111,036) and consulting fees of $64,027 (2012 - $50,400).

Business growth expenses included marketing costs of $100,056 (2012 - $81,074) and related travel costs of $71,538 (2012 - $22,567) for the three months ended September 30, 2013. The Company has increased its marketing personnel, trade show activity and market coverage in Canada and the United States which is fueling rapid business growth.

Accounting, audit and legal fees are a key cost component in the access to capital resources and administration functions of a publicly listed industrial company. The Company accrues a portion of the estimated audit costs each quarter. The Company is preparing Tier 1 regulatory documentation (Annual Information Form) and preparation of SEC documentation is causing legal fees to rise. Costs for these professional services were $39,433 (2012 - $45,088) for the three months ended September 30, 2013.

Our products are used for the safe management of hazardous materials and require product liability insurance. Premiums are established by the number units of our products being used in the transport industry. As our business and human resources grow so will our insurance costs. Insurance costs for the three months ended September 30, 2013 were $30,046 (2012 - $14,455).

Nine months ended September 30, 2013

For the nine months ended September 30, 2013, the Company reported net income of $251,282 ($0.01 per share) against revenue of $8,230,031 compared to a net loss of $842,563 ($0.02 per share) against revenue of $2,053,567 for the nine months ended August 31, 2012. Financial results are in line with business development budgets established by management.

Positive cash flow from operations (EBITDA) for the nine months ended September 30, 2013 was $1,054,741. In accordance with IFRS, reported income includes items not involving cash. These include amortization of equipment and patents of $59,703 and share based payments (Black-Scholes) of $743,756 which, in accordance with IFRS, estimates the dilutive effects of the grant of incentive stock options..

Factors in the reported income for the nine months ended September 30, 2013 include expenses of $166,219 (2012 - $93,115) related to the lease costs of production and headquarter facilities in Lisle, Illinois and Bonham, Texas; and on-going industrial product design and development costs of $169,300 (2012 - $113,217). This includes the final design and testing of the KKM which is now fully qualified for commercial use.

Other key costs include production infrastructure; human resource education; and marketing related expenses for products that have not yet seen sales results. The growth of business, human resources, marketing, sales and production operations for the nine months ended September 30, 2013 reflects in administrative salaries and benefits costs of $174,836 (2012 - $101,973), executive management contract fees of $401,497 (2012 - $303,921) and consulting fees of $276,807 (2012 - $152,815).

Kelso Technologies Inc.
Management Discussion and Analysis
Nine months ended September 30, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 12 of 18

Business growth expenses included marketing costs of $250,565 (2012 - $159,535) and related travel costs of $187,774 (2012 - $83,800) for the nine months ended September 30, 2013. The Company has increased its marketing personnel, trade show activity and market coverage in Canada and the United States which is fueling rapid business growth.

Accounting, audit and legal fees are a key cost component in the access to capital resources and administration functions of a publicly listed industrial company. Costs for these professional services were $103,265 (2012 - $76,654) for the nine months ended September 30, 2013. The Company accrues a portion of the estimated audit costs each quarter. The Company is preparing Tier 1 regulatory documentation (Annual Information Form) and preparation of SEC documentation is causing legal fees to rise.

Our products are used for the safe management of hazardous materials and require product liability insurance. Premiums are established by the number units of our products being used in the transport industry and are now allocated to the cost of goods sold. Other insurance costs for the nine months ended September 30, 2013 were $98,362 compared to $25,974 for the nine months ended August 31, 2012.

Although business and profitability has improved significantly management cautions that the infrastructure of the railroad industry poses many challenges to the development and adoption of our products. Economic and regulatory uncertainty could have a material effect on our current or future business including financial condition and results of operations. The Company is still in the early stages of implementing its commercial business plan hence there are financial risks inherent in the Company’s business plans. This includes a lack of assurance that a profitable market for the Company’s industrial products will continue to develop. Other risk factors may include the adverse effects of raw material costs; competition; and environmental and regulatory issues.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL RISKS

At September 30, 2013 the Company had cash on deposit in the amount of $2,411,078; accounts receivable of $1,263,845; HST receivable of $18,740; prepaid expenses of $75,484 and inventory of $1,842,940 compared to cash on deposit in the amount of $1,421,053; accounts receivable of $1,016,129; HST receivable of $39,649; prepaid expenses of $88,506 and inventory of $1,188,467 at December 31, 2012.

The working capital position of the Company at September 30, 2013 was $5,337,686 which includes $11,834 due to related parties compared to a working capital position of $3,470,762 which includes $12,247 due to related parties at December 31, 2012.

Net tangible assets grew to $5,867,697 at September 30, 2013 up from $4,036,440 at December 31, 2012. At September 30, 2013 the Company had no interest bearing long-term liabilities or debt.

Kelso’s primary source of revenue is from new rail tank car builders and retrofit/repair customers. Kelso is confident that the demand for its current EPRV products and new KKM, ETS and BOV technologies will continue to improve in future periods. Indicators in the rail industry suggest that the demand for new tank car builds will grow steadily during 2013 and 2014 and growth in that area should provide Kelso with steady growth in sales revenue.

The Company plans to generate the necessary capital resources to finance operations by way of the sales of its products; the exercise of warrants and incentive stock options; and the issuance of equity securities through private placements if necessary. The Company received new equity capital in the amount of $836,219 from the exercise of warrants and options during the nine months ended September 30, 2013.

Subsequent to September 30, 2013 the Company received CDN$640,455 from the exercise of warrants.

Kelso Technologies Inc.
Management Discussion and Analysis
Nine months ended September 30, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 13 of 18

Management takes all necessary precautions to minimize risks however additional risks could affect the future performance of the Company. They include that our products are new entries into the railroad industry and involve detailed proprietary and engineering knowledge and specific customer adoption criteria, hence factors that could cause actual financial results to be materially different than anticipated include that we may be unsuccessful in raising any additional capital needs should they arise; we may not have sufficient resources to develop, produce and deliver new orders; product development may face unexpected delays; orders that are placed may be cancelled or rescheduled; product may not perform as well as expected; markets may not develop as quickly as anticipated or at all; or that the construction or other plans for production facilities run into permit, labor or other problems.

SELECTED QUARTERLY INFORMATION

	US$	US$	US$	US$
	3 months	3 months	3 months	*4 months
	ended	ended	ended	ended
	Sep 30	Jun 30	Mar 31	**Dec 31
	2013	2013	2013	2012
Accounting Principle Used	IFRS	IFRS	IFRS	IFRS
Revenue	$3,555,829	$2,660,140	$2,014,062	$2,830,778
Cost of goods sold	$2,128,360	$1,780,317	$1,335,203	$1,937,607
Gross profit	$1,427,469	$879,823	$678,859	$893,171
Expenses including non-cash items	$1,416,823	$719,159	$598,887	$882,183
Income (loss) for the quarter**	$10,646	$160,664	$79,972	$10,988
Basic and diluted earnings (loss) per share	$0.00	$0.00	$0.00	$0.00
Common shares outstanding	42,357,847	41,415,347	40,989,583	39,990,583

	US$	US$	US$	US$
	3 months	3 months	3 months	3 months
	ended	ended	ended	ended
	*Aug 31	May 31	Feb 29	Nov 30
	2012	2012	2012	2011
Accounting Principle Used	IFRS	IFRS	IFRS	IFRS
Revenue	$1,292,871	$519,778	$244,380	$180,240
Cost of good sold	$1.010,445	$372,233	$158,512	$132,244
Gross profit	$282,426	$147,545	$85,868	$47,996
Expenses including non-cash items	$514,417	$461,539	$376,724	$487,982
Income (loss) for the quarter	$(231,991)	$(313,994)	$(290,856)	$(439,986)
Basic and diluted (loss) per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Common shares outstanding	36,659,583	36,022,783	33,846,283	33,431,283
  * Includes year end audit accruals and IFRS adjustments
  ** Transition year - The Company changed its fiscal year end to December 31 effective December 31, 2012

Kelso Technologies Inc.
Management Discussion and Analysis
Nine months ended September 30, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 14 of 18

At September 30, 2013, and as of the date of this report, there are no proposed transactions to disclose.

SELECTED ANNUAL INFORMATION

	US$	US$	US$	CDN $
	Four months	Year	Year	Year
	ended	Ended	Ended	Ended
	**Dec 31	August 31	August 31	August 31
	2012	2012	2011	2010

Revenue	$2,830,778	$2,233,807	$1,326,024	$190,844
Cost of goods sold	$1,937,607	$1,673,434	$1,006,062	$150,630
Gross profit	$893,171	$560,373	$319,962	$40,214
Expenses including non cash items	$882,183	$1,837,200	$1,783,831	$348,129
Net earnings (loss) for the year	$10,988	$(1,276,827)	$(1,463,869)	$(307,915)
Number of common shares outstanding	39,990,583	36,659,583	33,006,283	21,778,383
Earnings(Loss) per common share	$0.00	$(0.04)	$(0.05)	$(0.02)
Cash	$1,421,053	$2,582	$1,457,934	$284,207
Working capital	$3,470,762	$1,422,376	$1,916,036	$91,950
Total assets	$4,319,482	$2,689,346	$2,559,165	$510,587
Long-term financial liabilities	$-	$-	$-	$-
Dividends declared	$-	$-	$-	$-

** Transition year - The Company changed its fiscal year end to December 31 effective December 31, 2012

OFF BALANCE SHEET TRANSACTIONS

There are currently no off balance sheet arrangements which could have a material effect on current or future results of operations or on the financial condition of the Company.

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash is classified as a financial asset at FVTPL, accounts receivable is classified as loans and receivables, and due to related parties and accounts payable are classified as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.
(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution and the Company’s concentration of credit risk for cash and maximum exposure thereto is $2,411,078 (December 31, 2012 - $1,421,053).

Kelso Technologies Inc.
Management Discussion and Analysis
Nine months ended September 30, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 15 of 18

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto is $1,263,845 (December 31, 2012 - $1,016,129). The Company’s concentration of credit risk for accounts receivable with respect to Customer A (note 15) is $646,980 (December 31, 2012 - $469,802), while Customer B is $451,363 (December 31, 2012 - $309,795).

(b)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At September 30, 2013, the Company has $2,411,078 (December 31, 2012 - $1,421,053) of cash to settle current liabilities with the following due dates: accounts payable of $262,567 (December 31, 2012 - $270,975) are due within three months and; due to related party balances of $11.834 (December 31, 2012 - $12,247) are due on demand.

(c)	Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash consists of cash held in bank accounts that earn interest at variable rates. Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars (“CAD”). The Company does not manage currency risk through hedging or other currency management tools.

As at September 30, 2013 and December 31, 2012, the Company’s net exposure to foreign currency risk is as follows (in USD):

	September	December
	30, 2013	31, 2012

Net assets	$1,532,073	$824,251

Based on the above, assuming all other variables remain constant, a 1.5% weakening or strengthening of the USD against the CAD would result in approximately $22,980 (December 31, 2012 - $13,000) foreign exchange loss or gain in the consolidated statements of operations.

Kelso Technologies Inc.
Management Discussion and Analysis
Nine months ended September 30, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 16 of 18

(iii)	Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders’ equity.

The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will continue this method of financing due to the current difficult market conditions and the continued internal growth of the Company’s operations.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year. There are no externally-imposed restrictions on the Company’s capital.

RISK AND UNCERTAINTIES

The Company is diligent in minimizing exposure to business risk, but by the nature of its activities and size, will always involve some risk. These risks are not always quantifiable due to their uncertain nature.

Risk areas include that the Company's products involve detailed proprietary and engineering knowledge and specific customer adoption criteria, hence factors may exist that could cause actual results to be materially different than anticipated by management. These may include that Kelso may be unsuccessful in raising any additional capital for needs that may arise; we may not have sufficient capital to develop, produce and deliver new orders; customer orders that are placed may be cancelled or rescheduled; products may not perform as well as expected; markets may not develop as quickly as anticipated or at all; or that the productive capacity of Kelso may not be large enough to handle market demand.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on forward-looking statements.

RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. These amounts of key management compensation are included in the amounts shown on the consolidated interim statements of operations:

	Nine months ended
	September 30,	August 31,
	2013	2012
Management fees	$401,497	$303,921

Kelso Technologies Inc.
Management Discussion and Analysis
Nine months ended September 30, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 17 of 18

As at September 30, 2013, amounts due to related parties, which are unsecured and have no interest or specified terms of payments, are $11,834 (December 31, 2012 - $12,247) for reimbursement of expenses to two directors of the Company. These amounts are due on demand.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

From inception to September 30, 2013 the Company has losses totaling $13,712,774.

DISCLOSURE OF OUTSTANDING SHARE DATA

As of November 8, 2013 the Company had the following number of securities outstanding:

1)	Common shares issued and outstanding: 42,662,826
2)	Share purchase options outstanding: 3,108,571
3)	Share purchase warrants outstanding: 1,718,215

SUBSEQUENT EVENTS

  Subsequent to September 30, 2013 the Company has received new orders for approximately US$4,600,000 that are scheduled for delivery prior to December 31, 2013.

  The Company received new equity capital in the amount of $640,455 from the exercise of warrants that were due on October 31, 2013 at $2.10 per share and escalating to $5.25 per share with an expiry date of October 31, 2014.

  The Company has filed an amended Registration Statement on Form 20-F to register its common shares (the “Shares”) with the United States Securities and Exchange Commission (the “SEC”). A Form 20-F, once declared effective by the SEC, allows certain foreign issuers to register securities with the SEC pursuant to applicable U.S. securities laws. Kelso’s registration of its Shares with the SEC would allow the Shares to be listed on a national securities exchange in the United States.

  The Tank Car Committee (TCC) of the Association of American Railroads (AAR) has cleared the Company’s Kelso Klincher® Manway (KKM) for unrestricted commercial use ending the required Field Service Trial (FST) requirements for the KKM. The TCC encourages innovation and the development of new designs of service equipment that improve tank car safety and reduce the risks of non-accidental releases of hazardous materials. The TCC has favorably recognized the performance of the KKM during the FST and want to see it in service on a broader scale. The TCC will advise all interested parties including shippers, owners and OEMs of rail tank cars that they are able to install as many KKM units as they wish to specify with no restrictions on use.

  Our new high pressure JS330 external constant-force spring pressure relief valve (EPRV) for “Pressure Tank Cars” has been successfully pressure and flow tested and confirmed by an independent, AAR-approved engineering test facility in Nunn, Colorado as required by the railroad industry. Our JS330 is a derivative of our existing EPRV patent and meets the performance specifications and regulatory requirements for pressure tank cars. It is designed for demanding applications in the transport of pressurized commodities such as propane and anhydrous ammonia. A patent application is in process. Kelso has received an Association of American Railroads application number. We anticipate that the service trial will commence in early 2014 and be completed in two years. The JS330 will be offered in 225PSI, 247PSI, 280PSI and 330PSI ratings. It is suitable for applications in both the new tank car and retrofit/repair markets. We anticipate that we can service an additional 1,500 to 2,500 tank cars annually.

Kelso Technologies Inc.
Management Discussion and Analysis
Nine months ended September 30, 2013
(Expressed in US Dollars unless otherwise indicated)	Page 18 of 18

OUTLOOK

Kelso continues to grow as a reliable supplier of high-quality specialized railroad service equipment. Our priority is to continue to build the quality of our brand and business in railroad hazmat applications while seeking additional business growth markets for our products.

The key focus of our business model is to assess and develop innovation opportunities based on industry inputs; the design and qualification of new industrial products that address the demanding design criteria that our customers require; and the production and delivery of the best available service equipment possible for tank cars used in commercial hazmat and non-hazmat applications.

Under our business development plan implemented in 2010 Kelso reached the key milestone of profitability from operations during the four month period ended December 31, 2012. We have sustained this earnings trend for the first nine months ended September 30, 2013. Earnings growth is expected to continue as orders delivered or to be delivered in 2013 are currently approaching our $12,000,000 target for the year.

At the date of this report our assets remain unencumbered as we carry no interest-bearing debt. We are well financed and our working capital has risen to approximately $6,000,000. From these financial resources we continue to invest in new product development; independent lab testing and outside design engineering services; new patent applications; enhanced Tier 1 regulatory disclosure and listing strategies in Canada and the United States; more efficient accounting systems and controls; and pre-sales production capability for our KKM products

A new 40,000 square foot facility is scheduled to commence construction in early December 2013 and be completed in June 2014. Based on customer inputs and demand for products the new facility is custom designed to produce high volumes of our EPRV, KKM, bottom outlet valves and several new products that are being developed. The new facility is expected to be able to generate $50 million to $100 million in annual revenue once constructed.

Our strategic investments continue to improve our revenue performance, profit margins and the value of our Company. Although we have many challenges ahead we are extremely optimistic about the prospects of our future business opportunities. We anticipate consistent revenue growth as more new products come to market. Customer adoption of Kelso products is being fueled by their confidence that Kelso can reliably supply new technology solutions with proven economics and qualitative advantages over our competition.

Kelso Technologies Inc.

James R. Bond,

President and Chief Executive Officer